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                                                                    EXHIBIT 12.2

                             PAINE WEBBER GROUP INC.
               COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS
                            (In thousands of dollars)

                                          Six Months
                                         Ended June 30,                            Years Ended December 31,
                                                           -----------------------------------------------------------------------
                                            1999 *             1998 *          1997 *          1996           1995            1994
                                       ---------------       ----------     -----------     -----------    -----------    ---------
Income before taxes                     $   518,564        $    682,763     $   644,075     $   558,999   $    102,677 $     44,385
                                        -----------        ------------     -----------     -----------   ------------ ------------
Preferred stock dividends                    18,000              35,433          44,186          43,712         36,260        1,710
                                        -----------        ------------     -----------     -----------   ------------ ------------
Fixed charges:
  Interest                                1,247,612           2,876,712       2,573,582       1,971,788      1,969,811    1,428,653
  Interest factor in rents                   29,657              56,139          53,665          54,537         59,491       51,102
                                        -----------        ------------     -----------     -----------   ------------ ------------
  Total fixed charges                     1,277,269           2,932,851       2,627,247       2,026,325      2,029,302    1,479,755
                                        -----------        ------------     -----------     -----------   ------------ ------------

Total fixed charges and preferred
  stock dividends                         1,295,269           2,968,284       2,671,433       2,070,037      2,065,562    1,481,465
                                        -----------        ------------     -----------     -----------   ------------ ------------

Income before taxes and fixed charges   $ 1,795,833         $ 3,615,614      $3,271,322      $2,585,324     $2,131,979   $1,524,140
                                        ===========         ===========      ==========      ==========     ==========   ==========

Ratio of earnings to fixed charges
  and preferred stock dividends                 1.4                 1.2             1.2             1.2            1.0          1.0
                                        ===========         ===========      ==========      ==========     ==========   ==========
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For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist principally of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings, preferred trust securities and that portion of rental expense estimated to be representative of the interest factor.

* Income before taxes includes minority interest in wholly owned subsidiary trusts.